Seadrill Limited

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08, Bermuda

August 20, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Reynolds

Mail Stop 4628

Re:	Seadrill Limited (formerly known as New SDRL Limited)
Registration Statement on Form F-1 (File No. 333-224459)
Request for Acceleration

Dear Mr. Reynolds:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned registration statement on Form F-1 (the “Registration Statement”) relating to the registration of 76,359,119 common shares, par value $0.10, of Seadrill Limited (the “Company”), be accelerated to August 21, 2018 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Kirkland & Ellis LLP, by calling Wayne E. Williams at (312) 862-7135.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the registration and sale of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Wayne E. Williams of Kirkland & Ellis at the number set forth above. Thank you for your assistance in this matter.

Sincerely,

/s/ Georgina Sousa
Georgina Sousa
Secretary

cc:	Dennis M. Myers, Kirkland & Ellis LLP
Wayne E. Williams, Kirkland & Ellis LLP